SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

ConforMIS, Inc.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

20717E101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20717E101	13 G	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). aeris CAPITAL Archer L.P. (“Aeris”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,670,971 shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,670,971 shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,971 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 20717E101	13 G	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). SGR Sagittarius Holding AG (“SGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,203,942 shares.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,203,942 shares.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,203,942 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20717E101	13 G	Page 4 of 6

ITEM 1(A).	NAME OF ISSUER

ConforMIS, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

28 Crosby Drive

Bedford, MA 01730

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by aeris CAPITAL Archer L.P. (“Aeris”) and SGR Sagittarius Holding AG (“SGR”), who are collectively referred to herein as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of Aeris is c/o Avalon Trust & Corporate Services, Ltd., Landmark Sq, 1st Floor, 64 Earth Close, PO Box 715, Grand Cayman, KY1-1107, Cayman Islands. The principal business office of SGR is Brügglistrasse 2, 8852 Altendorf, Switzerland.

ITEM 2(C)	CITIZENSHIP

Aeris is a Cayman Island limited partnership.

SGR is a corporation organized in Switzerland

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Shares of Common Stock, 0.00001 par value per share (“Common Stock”)

ITEM 2(E)	CUSIP NUMBER

20717E101

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

As of December 31, 2015, the Reporting Persons, in the aggregate beneficially own 3,874,913 shares of Common Stock of the Issuer, representing approximately 9.5% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Aeris beneficially owns 1,462,640 shares of Common Stock of the Issuer and warrants to purchase 208,331 shares of Common Stock of the Issuer representing approximately 4.1% of the class and (ii) SGR beneficially owns 1,912,277 shares of Common Stock of the Issuer and warrants to purchase 291,665 shares of Common Stock of the Issuer representing approximately 5.4% of the Class. The percentage of Common Stock beneficially owned by the Reporting Person is based on a total of 40,712,347 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2015, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of the date of this filing.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

CUSIP NO. 20717E101	13 G	Page 5 of 6

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Aeris, the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00548A106	13 G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Manuel Werder
Name:	Sonja Frech, Manuel Werder
Title:	Directors

aeris CAPITAL Archer L.P.

By:	/s/ Ralph Woodford
Name:	Ralph Woodford
Title:	Director